UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number 000-23288

SILICOM LTD.

(Translation of Registrant's name into English)

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On March 15, 2021, the Registrant released its Consolidated Financial Statements and registrant's review of its results of operations and financial condition as of and for the year ended December 31, 2020.

Attached hereto as Exhibit 99.1 are Consolidated Financial Statements as of and for the year ended December 31, 2020 (including the notes thereto).

Attached hereto as Exhibit 99.2 is the registrant’s review of its results of operations and financial condition as of and the year ended December 31, 2020.

Attached hereto as Exhibit 99.3 is Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant)

Date: March 15, 2021	By	/s/ Eran Gilad
Eran Gilad
Chief Financial Officer